UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 5, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 5, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer

RESULTS PRESENTATION
1ST QTR2021



TIMB LISTED NYSE

TIMS B3 LISTED NM

ISE B3

BRASIL

OFFICIAL SPONSOR TIM

Disclaimer

This presentation **contains declarations that constitute forward looking statements** regarding the intent, belief or current expectations of the customer base, estimates regarding future financial results and other aspects of the activities.

Such **forward looking statements are not guarantees of future performance** and involve risks and uncertainties, and actual **results may differ materially from those projected** as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward looking statements.

Financial results are presented considering impacts from IFRS 16 adoption.

The normalized numbers reported in this presentation are adjusted by the effects listed below.

(1) Due to the reverse incorporation of TIM Participações S.A. by TIM S.A. (former wholly owned subsidiary of TIM Participações S.A.) by the end of August 2020, 2020 results present TIM S.A.'s figures, in accordance with the company's financial statements (ITR and DFP). In order to provide an adequate comparison from the economic standpoint, 2019 (and previous) data disclosed reflect that in TIM Participações's financial statements.

(2) Operating Costs normalized by adjustments to towers' sale-leaseback contract (+R$ 2.6 million in 1Q20), and administrative services connected to M&A projects (+R$ 27.2 million in 4Q20). Net income normalized by tax credit and other effects (-R$2.4 million in 4Q20).

Recovery is Accelerating, While Structural Changes Are Underway to Build the Path for the Future

Revenue growth trend accelerating

Net Service Revenues
(YoY)


1.7%
-3.4%
1.3%
1.9%
3.3%
1Q20
2Q20
3Q20
4Q20
1Q21

R$ **2.0** bln of EBITDA[1] in 1Q21

46.6% of EBITDA[1] margin in 1Q21

EBITDA[1]
(YoY)


8.4%
1.2%
0.8%
3.0%
4.5%
1Q20
2Q20
3Q20
4Q20
1Q21

FIBERCO UPDATE
Signing with IHS

CUSTOMER PLATFORM NEW PROJECTS
Education vertical and Mobile Wallet

DELIVERYING OUR COMMITMENTS
>4k 4G covered cities

ESG Commitment

JOURNEY TO CLOUD VENDOR DECISION
Microsoft ORACLE

ESG Commitment

FIRST SKY COVERAGE SITES[2]
122 sites already implemented

ESG Commitment

BEST FIXED BROADBAND
1st Canaltech award

(1) EBITDA normalized for the effects detailed in slide 2; (2) Efficient and unplugged sites that use solar-based energy and satellite communication to cope coverage in remote areas.

All Revenue Streams Contributing Positively for Service Revenue Acceleration

Net Service Revenues Breakdown

(R$ mln)


+3.3%
4,091
47
17
24
18
30
4,228
Mobile +2.8%
+12%
1Q20
Client Generated
Customer Platform
ITX
Others
Fixed
1Q21

Mobile and Fixed Revenue Growth Acceleration Driven by Consistent ARPU Improvements

Postpaid[1] performance accelerated Client Generated Revenue (+1.3% YoY)

Postpaid Revenue

(YoY)


2.8%
-1.1%
2.1%
3.6%
3.9%
1Q20
2Q20
3Q20
4Q20
1Q21

New sources of revenues are a reality: Financial Services and Mobile Advertising

Customer Platform Revenue

(R$ mln)


-
-
-
15
17
1Q20
2Q20
3Q20
4Q20
1Q21

TIM Live as the lever for fixed business: 70 bps contribution to the service revenues growth

TIM Live Revenue

(R$ mln)


+20.4%
144
148
164
172
174
1Q20
2Q20
3Q20
4Q20
1Q21

(1) CGR + ITX.

"Volume to Value" Driving the Mobile Segment, Despite Pandemic Context

CONSISTENT PERFORMANCE EVOLUTION WITH TRANSITION TO VALUE STRATEGY

Mobile Revenues Mix


Others
Prepaid
Postpaid
6%
45%
49%
9%
28%
63%
1Q17
1Q21

Reshape of revenue profile

Mobile ARPU
(R$/mo)


+6.6%
23.9
25.5
+3.9%
12.1
12.6
+1.9%
44.5
45.3
Total
Prepaid
Postpaid ex-M2M
1Q20
1Q21

ARPU growth in all segments

RESILIENT STRATEGY WITH THE CORRECT APPROACH FOR EACH SEGMENT'S DEMANDS

Avg. Recharges Sell-Out per Business Day
(YoY)


~9%
0%
1Q20
2Q20
3Q20
4Q20
1Q21
Apr-21

55% E-recharges in Mar-21 (+16 p.p. YoY)

2.2mln TIM+ Vantagens downloads

Human Pospaid Monthly Churn Rate
(% p.m.)


-0.4 p.p.
3.2%
2.7%
1Q20
1Q21

DIFFERENTIATED OFFER

- **Pure postpaid:** most desirable OTTs in the content marketplace (now for Family and Individual plans)
- **Control:** access to new services – digital financial service

MORE FOR MORE APPROACH

- Monetizing the additional data

STRENGTENING THE PRESENCE AND GOING BEYOND GB/PRICE COMPETITION


Quem compara, vem para a TIM

New full digital campaign reinforcing beyond the GB/price: *"Who compares, comes to TIM"*

Store opening and renovation project

+15 stores added to our capillarity in 1Q21

-29% time reduction in owned stores customer service

+18 renovated point of sales

Omnichannel experience (e-commerce handsets acquisition with in-store pick-up)

100% retention rate of partners supported by special program for pandemic period

Continuous Development of the Customer Platform, and a Highly Diversified IoT Ecosystem are Already Bearing Fruits

FINANCIAL SERVICES

Financial services will become a **consistent contributor to revenue growth**

~R$ 11 mln in 1Q21


C6 BANK | TIM
Mães
APROVEITE ESSA
OFERTA IMPERDÍVEL

Leveraging promotional dates to boost account opening:

mother's day handset sales in 18 installments exclusively on C6 Credit Card

IoT

- **AGRI SOLUTIONS:** one of the biggest initiatives in **partnership with Adecoagro** to expand connectivity
- **4.0 INDUSTRY: Partnership with Anglo American and Lundin Mining**
- **CONNECTED CAR:** Arrival of the **first connected car** launched **under Stellantis (FCA) partnership**

MOBILE ADVERTISING

1st quarter of Mobile-Ads revenues

~R$ 6 mln in 1Q21

TIM ADS[1]

- **15+ mln** opt-ins to third parties' content and ads
- **~750k** Leads generated
- **35+ mln** ads clicks
- **~500k** surveys fulfilled

INFORMA TIM[2]

- **2.2 mln** addressable users
- **+111%** of active users engaged (vs 4Q20)

CUSTOMER PLATFORM ROADMAP

- **MOBILE ADVERTISING & DATA MONETIZATION**
  - **APP INSTALLS:** New format launched in 1Q
  - **ICARO PARTNERSHIP: TIM News** (Content ad-based platform) to be launched in May-21
  - **PLAY2PAY PARTNERSHIP: TIM Fun to be launched** in Jun-21
- **E-EDUCATION: Advanced negotiations, to be signed** in 2Q21
- **DIGITAL WALLET: Negotiations progressing,** expected for the end of 2Q21
- **E-HEALTH: Early-stage negotiations,** agreement expected for 3Q21

(1) TIM Ads: Advertising platform for all TIM's Customers; (2) Informa TIM: Gamification ads platform for prepaid customers.

Consistent Operation, with Continuous Growth at a Strong Pace

Solid Revenue and ARPU evolution

Net Revenue
(R$ mln)


CAGR 18-21 +28.0%
83
112
144
174
1Q18
1Q19
1Q20
1Q21

ARPU
(R$/mo)


+6.1%
84.5
89.6
1Q20
1Q21

TIM CASA conectada



Accelerated rollout and customer base with market share increase above main players[1]

FTTH Homes Passed
(mln)


+39.9%
2.5
3.5
1Q20
1Q21

Customer Base
(mln)


+13.3%
584
662
>200 mbps
150 mbps
100 mbps
60 mbps
40 mbps
1Q20
1Q21


TIM Live Ultrafibra oferece estabilidade e ultravelocidade.

Home connected devices in TIM Tech Store, a marketplace for customers' discount

(1) Versus top 3 players as of Dec-20, last verifiable available data by Anatel.

Signing with IHS, an Industrial Player with Expertise to Accelerate FTTH Rollout

FIBER CO

- **TIM will hold 49%** of the capital of the new company;
- FiberCo will **deploy, operate and maintain last mile infrastructure**, participating as well in other network projects (e.g., FTTSite). All commercial and customer service activities will remain with TIM;
- Preserving the **prerogative on rollout decisions, with 6 months of exclusivity period** on the use of the network in new areas;
- Expected **closing for 2H21**.

DEAL HIGHLIGHTS

TIM | IHS

R$ 2.6 bln
of Enterprise Value

Primary of
R$ 600 mln

~R$ 1.0 bln
Secondary to be paid at closing to help fund Oi's assets acquisition

Deconsolidation of fiber rollout investments: ~2/3 of TIM Live's Capex

↓ Capex + ↑ Opex should positively impact FCF

Positive impacts expected for customer base and revenue

Capex released in the Industrial Plan[1]
(R$ bln)


R$ 13.5 bln
Pre Deal
Post Deal
2021
2022
2023

- **TIM will contribute with 6.4[2] mln homes passed** – 3.5 mln of FTTH and 3.5 mln of FTTC
- FiberCo's **4-year plan expects to reach 8.9 mln of FTTH homes passed**

(1) Investment plan considering the combination of Oi's assets;
(2) Considering a coverage overlap of 577k between FTTH and FTTC

Preparing the Network for Imminent Transformations – M&A Integration and 5G – to Ensure the Maintenance of Our Leading Role

Mobile Coverage Details[1]

4G
The first to surpass
>4k
covered cities
+17.5% YoY
96% of urban population

4G coverage improves CEX and reduces cost to serve

	700 MHz	Refarming	VoLTE	NB-IoT	4.5G
Coverage	92%	78%	95%	94%	75%
Cities	3.5k cities	2.7k cities	4.1k cities	3.5k cities	1.5k cities
YoY	+42.4% YoY	+5.3% YoY	+18.1% YoY	+6.2% YoY	+27.5% YoY

Sky Coverage sites 122 sites

Sustainable and extreme low-cost solution with social benefits to provide coverage in remote areas



Grid
Solar
Battery

Network Developments: Steppingstones for 5G rollout and Oi's assets integration

(1Q21)

FTTCity +18.2% YoY

FTTSite 7k sites

M-MIMO +477 sites

Site Modernization 1.7k sites

Network Sharing Agreement Update:

Single Grid
- Coverage Expansion: 348 cities implemented (each)
- Consolidation: tests started in 50 cities (25 each)

2G switch-off
- Tests underway and rollout expected in 3Q

5G DSS Update

- **FWA pilot in 3 cities:** package and modem upgrade for WTTx customers to test the service
- **Coverage in strategic business areas:** 19 active clusters
- **Widest coverage:** ~150 5G DSS stations[2], above any other player
- **Best availability:** TIM's 5G DDS network is more frequently used when compared to other players[3]
- **Beyond the lab experience:** New pilots aiming to create an ecosystem to explore new verticals possibilities

5G

First telco to test 5G standalone with commercial equipment

>1.8 gbps

(1) Coverage measured in urban population; (2) Anatel's licenced base station database; (3) Number of network tests in 5G DSS provided by Ookla.

Boosting CEX Through an IT Transformation that Reinforces our Infrastructure Agility, Availability, Security, and Efficiency

JOURNEY TO CLOUD PROJECT: FIRST MOVER TO A STATE-OF-THE-ART CLOUD BASED SOLUTION

ESG Commitment

Pioneering

→ **First telco** – and one of the first companies in Brazil – to migrate **100% of its datacenters** to a multicloud environment

Steps

→ **CRM** and **Big Data** systems to be **fully transferred to cloud by the 2Q21**

→ **All IT datacenters** expected to be **decommissioned by 2023**

Strategic Partnerships

→ **New agreement with Oracle and Microsoft** to provide an ecosystem that allow **better customer management** and bring **more efficiency to internal processes**

Microsoft TIM ORACLE

CARING PROJECTS GAINING REVELANCE AND PRESENTING SOLID PERFORMANCE

TAIS: AI ASSISTANT

✓ **30% reduction of human interactions** in the contact center in the 1Q21

✓ **NPS Improvement: +30%** YoY for caring supported by AI

ESG Commitment

COGNITIVE IVR

✓ **>12 mln calls only in the 1Q21**

✓ **~50 mln calls expected for 2021** (vs >22 mln in FY20)

TIM.X TOOL

✓ 1Q21: Deployment of the system completed for **100% of the operations**

✓ Faster onboarding on customer care

✓ **NPS 22,5% higher than non-TIM.X customer service**

ESG Commitment

DEMAND TRACKING

✓ **Customers constantly informed** about the progress of their demands

✓ Implemented for TIM Concierge (TIM Black Familia customer service): **highest NPS ever recorded in the segment**

ESG Commitment

Digitalization Continues to Contribute to Cost Control, Suporting a Solid EBITDA Growth Trajectory

Digital Transformation Continues...

- **>2mln** Invoices paid with PIX
- **+16p.p. YoY** E-Recharges penetration
- **+27% YoY** # Digital interactions via app
- **+27% YoY** Recharges via app
- **>30%** TIM Live customers using Meu TIM
- **+19% YoY** E-Bills (Penetration of 77%)
- **+35% YoY** Pure Postpaid E-Sales
- **+15% YoY** Meu TIM app unique users
- **+20% YoY** E-Payment amount (Penetration of 75%)


Opex[1]
(R$ mln)
+1.7%
% Bad Debt on Gross
2,281
2,319
2.0%
Bad Debt
Other
COGS
G&A
Network & Interconnection
Selling & Marketing
Personnel
189
90
159
158
627
802
257
-34.5%
-21.6%
-8.3%
+5.9%
+14.8%
+1.6%
+8.0%
123
70
146
167
720
815
277
1Q20
1Q21

19 quarters of EBITDA positive growth

46.6% of EBITDA margin in 1Q21 (+0.7 p.p. YoY)


EBITDA[1,2]
(R$ mln)
+86
+1
1,934
+4.5%
2,020
1Q20
Service
Product
1Q21

EBITDA growth supported by service dynamics


Net Income
(R$ mln)
+57.9%
277
175
1Q20
1Q21


CAPEX
(R$ mln)
+46.5%
1,324
904
1Q20
1Q21

R$ 696 mln 1Q21 EBITDA-Capex

Network projects increasing demands in 1H21, in accordance with Industrial Plan

(1) EBITDA and Opex normalized for the effects detailed in slide 2; (2) Service EBITDA = Service Revenue minus total Opex ex-COGS, Product EBITDA = Product Revenue minus COGS.

Important Events Will Soon Reshape Market Structure: Both Expected in 3Q

OI'S MOBILE ASSETS UPDATE

- → CADE **pre notification in Nov-20**
- → Petition to **Anatel** with **prior consent made in Dec-20**
- → CADE **formal notification in Feb-21**
- → CADE **analysis process initiated in Mar-21**
- → Approval process is going **according to the expectation**

SPECTRUM AUCTION

Structure that **privileges consumer access to 5G and quality**:

- → **80 MHz symmetric lots,** ensuring a great standard for 5G
- → **Focus on investment obligations** instead of up-front payments

Next steps: Approval of conditions and values by TCU, final decision and auction by Anatel.

What is being auctioned[1]?


3,710 MHz in total
20 MHz
90 MHz
40 MHz
50 MHz
400 MHz
80 MHz
80 MHz
80 MHz
80 MHz
80 MHz
3,200 MHz
400 MHz
400 MHz
400 MHz
400 MHz
400 MHz
400 MHz
400 MHz
400 MHz
700 MHz
2.3 GHz
3.5 GHz
26 GHz
National lots
Regional

5G frequencies are the focus

(1) In the first round.

Solid Results Reaffirm the Positive Momentum and Robust Fundamentals, Supporting Short and Long-term Vision

MOBILE BUSINESS GROWTH

Consistent performance improvement. Vaccination and Reopening represent an additional upside.

TIM LIVE NEW STRATEGIC APPROACH

Partnership with an industrial player to go beyond the already audacious organic coverage plan.

NEW BUSINESSES CONTRIBUTION

Customer Platform to become an important contributor to growth, while we build new ecosystems for TIM and our partners.

INFRASTRUCTURE TRANSFORMATION

Network preparation for 5G rollout and Oi's assets integration to accelerate in 2Q. New IT cloud-based platforms to transform CEX and cost to serve.

PROFITABILITY IN FOCUS

Efficiency initiatives are focused on free cash flow and long-term return improvement.

FINANCIAL DISCIPLINE OPPORTUNITIES

Well-managed financial position enabling the execution of the funding plan under attractive conditions.

ALL 2021 GUIDANCE CONFIRMED